Mail Stop 0407
      							April 22, 2005

Via U.S. Mail and Fax (503) 220-0987
Mr. Michael D. Mulholland
Vice President - Finance and Secretary
Barrett Business Services, Inc.
4724 SW Macadam Avenue
Portland, Oregon  97239

	RE:	Barrett Business Services, Inc..
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 30, 2005
		File No. 33-61804

Dear Mr. Mulholland:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Item 1.  Business
   Workers` Compensation Claims Experience and Reserves, page 8.

1. Tell us in more detail how you measure "future adverse loss development in excess of initial case reserves"

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

   Overview, page 15.

2. Tell us your basis for netting safety incentive cost against PEO revenue.

Results of Operations, pages 18-20.

3. Tell us in more detail of the nature of your relationship with your customers relating to PEO services. Also, tell us why you are considered a co employer under your contracts for these services.

4. Tell us why your "net" presentation of PEO service fees appears to exclude payroll taxes and benefits related to PEO staff. Additionally, tell us in detail why you allocated most of the workers` compensation costs to the staffing service business, despite the fact that most of the revenue growth was generated by the PEO business.

Notes to Consolidated Financial Statements.

1. Summary of Operations and Significant Accounting Policies.

Nature of Operations, page F-6.

5. Addressing SFAS 131, tell us how you concluded that you only have one reportable segment. If you aggregated operating segments under paragraph 17 of SFAS 131, tell us your basis for aggregation.

Revision in classification, page F-10.

6. Tell us the nature and magnitude of workers` compensation liabilities that are in excess of the deductible limits of insurance coverage. What circumstances caused you to exceed the insurance limits?




7. Workers` Compensation Claims, page F-15.

7. Tell us when the CNA insurance receivable is collectible. Please describe the nature of the insurance arrangement, why it is classified as long-term in the financial statements, and whether you considered a valuation allowance as of the balance sheet date. Additionally, we note that you referred to CNA Financial Corporation as your prior excess workers` compensation insurer. Tell us who your current insurer is and why your CNA insurance receivable was not settled prior to any change in insurers.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.








      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant, at
(202) 551-3835 you have questions regarding comments on the
financial
statements and related matters.  Please contact me at (202) 551-
3810
with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



??

??

??

??

Mr. Michael D. Mulholland
Barrett Business Services, Inc.
April 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE